July 6, 2010

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Proxy Statement on Schedule 14A

Filed March 23, 2010

File No. 1-10447

Dear Ms. Parker:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 10, 2010 regarding our 2009 Form 10-K and our 2010 Proxy Statement. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we would propose to revise our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	We note that the Purchase and Sale Agreement filed as exhibit 10.23 to the Form 10-K does not include exhibits or schedules to which the agreement refers. Please file the missing exhibits and schedules.

Response

We acknowledge the Staff’s comment with respect to the requirement to file exhibits and schedules to agreements filed pursuant to Item 601(b)(10) of Regulation S-K. The Purchase and Sale Agreement, which provided for the acquisition of our east Texas properties completed in 2008, should have been filed as a plan of acquisition under Item 601(b)(2) of Regulation S-K instead of as a material contract under Item 601(b)(10). We confirm that the schedules and exhibits to the agreement do not contain information material to an investment decision that is not otherwise disclosed in our public filings. In our next annual report on Form 10-K, we will file the Purchase and Sale Agreement under Exhibit 2 with a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request, as required by Item 601(b)(2) of Regulation S-K.

Business, page 2

Reserves, page 7

Current Reserves, page 7

2.	We note your proved reserve estimates were prepared by your petroleum engineering staff and reviewed by Miller and Lents, Ltd., independent petroleum engineers, who made independent estimates for 100% of your estimated proved reserves. Please explain to us and revise your disclosure in future filings to address how a review is distinguished from a reserve audit, as defined in Item 1202(a)(9) of Regulation S-K.

Response

Item 1202 defines the term “reserves audit” as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about the appropriateness of the methodologies employed, the adequacy and quality of the data relied upon, the depth and thoroughness of the reserve estimation process, the classification of reserves appropriate to appropriate definitions used, and the reasonableness of the estimated reserves quantities.”

We confirmed with Miller and Lents that their review of our proved reserves estimates conforms to the definition noted in Item 1202 and is considered a reserve audit under such definition. In future filings, we will clarify that our reserves have been audited by our independent reservoir engineers. Miller and Lents also has confirmed to us that their future reports issued to us will explicitly state that a reserve audit, rather than a review, was performed.

Proved Undeveloped Reserves, page 8

3.	We note from your disclosure, in combination with your tabular presentation of “Historical Reserves” on page 9, that your total proved undeveloped reserves increased from 593.5 Bcfe at the end of 2008 to 735.2 Bcfe at the end of 2009, a net increase of 141.7 Bcfe. Additionally, you state that you converted 70.7 Bcfe to proved developed reserves, removed 120.4 Bcfe of reserves scheduled for development beyond five years, and increased your reserves by 21.9 Bcfe due to positive performance revisions. In reconciling this activity from your disclosures, there appears to be an unexplained net change of 310.9 Bcfe (52.4% of beginning reserves). Accordingly, please expand your disclosure to address any additional material gross changes to your proved undeveloped reserves, as required by Item 1203(b) of Regulation S-K.

Response

The difference noted in the Staff’s comment primarily relates to proved undeveloped reserve additions of 343.4 Bcfe during 2009. We also had a net downward revision of proved undeveloped reserves of 127.8 Bcfe that consisted of (i) a downward revision of 120.4 Bcfe of reserves scheduled for development beyond five years, (ii) a downward revision of 58.6 Bcfe (and of total proved reserves of 101.6 Bcfe) due to lower oil and natural gas prices and (iii) a positive performance revision of 51.2 Bcfe (and of 21.9 Bcfe of total proved reserves). The intent behind our current disclosure was to explain to the reader the material revisions that impacted our proved undeveloped reserves during the year. We did not consider the price revision of 58.6 Bcfe and the performance revision of 51.2 Bcfe noted above to be significant or require detailed explanation.

In future filings, we will expand our disclosure to discuss all material changes in proved undeveloped reserves as required by Item 1203(b) of Regulation S-K. For 2009, such disclosure (in the first paragraph under the heading “Proved Undeveloped Reserves” on page 8 of our 2009 Form 10-K) would have read substantially as follows:

Proved Undeveloped Reserves

At December 31, 2009, we had 735.2 Bcfe of proved undeveloped reserves, which represents an increase of 141.7 Bcfe compared with December 31, 2008. For 2009, total capital related to the development of proved undeveloped reserves was $102.6 million, resulting in the conversion of 70.7 Bcfe of reserves to proved developed. During 2009, we had 343.4 Bcfe of proved undeveloped reserve additions, primarily in the North Region, partially offset by a downward revision of 120.4 Bcfe due to the removal of proved undeveloped reserves scheduled for development beyond five years.

Volumes and Prices: Production Costs, page 10

4.	We note you provided the information that is required by Item 1204(a) of regulation S-K for each of your reported geographical areas. Please expand these disclosures for the two fields that each contain 15% or more of your total proved reserves, Brachfield Southeast and Dimock, or explain to us why you concluded that this information for these significant fields was not required.

Response

We believe that the disclosure on page 4 of our 2009 Form 10-K with respect to daily production (as opposed to total production) complies in all material respects with the disclosure requirements of Item 1204(a) of Regulation S-K with respect to 2009 for fields that contain 15% or more of proved reserves as of December 31, 2009. We acknowledge that comparative disclosure of production for 2008 and 2007 for fields that exceeded 15% of proved reserves as of December 31, 2009 was not provided. This comparative disclosure will be provided in future filings of our Form 10-K, which will also disclose total production (as opposed to daily production) for each respective field that meets the disclosure requirements of Item 1204(a) of Regulation S-K.

Other Business Matters, page 13

Major Customers, page 13

5.	We note you had two customers in 2009 and one customer in 2008, from which you derived more than 10% of your total annual sales. Please expand your disclosure to provide the names of these major customers, as required by Item 101(C)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required. In addition, please file any agreements you have with these customers or tell us why they do not need to be filed.

Response

Item 101(C)(1)(vii) of Regulation S-K requires disclosure of the name of any customer if sales to the customer equal 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant.

Sales of oil and natural gas to our customers that exceed 10 percent of consolidated revenues are generally under short-term contracts based on market prices. The loss of any of these customers would not have a material adverse effect on our company as the oil and natural gas production sold to these customers is a commodity with a readily available market and could easily be sold to other market participants in the event that sales to these customers ceased. Accordingly, we believe that disclosure of the names of our customers is not required under Item 101(C)(1)(vii) of Regulation S-K. Similarly, because our contracts with these customers are such as ordinarily accompany the kind of business conducted by us and because our business is not “substantially dependent” upon such contracts, Item 601(b)(10)(ii)(B) of Regulation S-K provides that these contracts need not be filed.

Notes to Financial Statements, page 64

Note 1 — Summary of Significant Accounting Policies, page 64

Asset Retirement Obligations, page 68

6.	Please expand your disclosure to provide a reconciliation of the beginning and ending aggregate carrying amount of your asset retirement obligations, disclosing separately the required categories of changes. Refer to FASB ASC Topic 410-20-50-1(c), for further guidance.

Response

We believe we have complied with the disclosure requirements of FASB ASC Topic 410-50-1(c). ASC Topic 410-50-1(c) requires disclosure of a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to certain components noted in the standard, whenever there is a significant change in any of these components during the reporting period.

With respect to changes attributable to components of our asset retirement obligation, the only component that was deemed significant was accretion expense, which was disclosed in Note 1 (page 68). The other components making up the remaining change in our asset retirement obligation were as follows and were not deemed significant (in thousands of dollars):

Liabilities incurred during the period	$914

Liabilities settled during the period	($498)

In future filings, we will include any required reconciliation under ASC Topic 410-50-1(c) for significant changes attributable to components of our asset retirement obligation.

Supplemental Oil and Gas Information (Unaudited), page 107

Capitalized Costs Relating to Oil and Gas Activities, page 109

7.	Please expand your disclosure to provide the capitalized costs of unproved properties, as required by FASB ASC Topic 932-235-50-14, or tell us why you believe such disclosure is unnecessary.

Response

The disclosure of our capitalized costs of unproved properties is contained in Note 2 (page 70) of our 2009 Form 10-K and complies with the disclosure requirements of FASB ASC Topic 932-235-50-14.

Controls and Procedures, page 112

8.	We note that your “internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles,” but, “[b]ecause of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your internal control over financial reporting. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238; available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response

In future filings, we will include clarifying language that specifies that the Company’s internal control over financial reporting is effective at a reasonable assurance level. For 2009, such disclosure would have read substantially as follows:

Management’s Report on Internal Control over Financial Reporting

The management of Cabot Oil & Gas Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Cabot Oil & Gas Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Cabot Oil & Gas Corporation’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we have concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective at a reasonable assurance level based on those criteria.

The effectiveness of Cabot Oil & Gas Corporation’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Exhibit 99.1

9.	While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “practices generally accepted in the petroleum industry” or “accepted standards of professional investigation.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Response

We have confirmed with Miller and Lents that their use of the phrases “practices generally accepted in the petroleum industry” or “accepted standards of professional investigation” were general references to reserve estimation standards that exist in the petroleum industry such as “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information Approved By the Society of Petroleum Engineers Board in June 2001,” revised as of February 19, 2007. It is their judgment that our estimates of reserves were prepared in conformity with principles and practices promulgated by the SPE in such document incorporating the reserve definitions set forth by the SEC. The principles and practices used in the evaluation of reserves are based upon established scientific concepts. The application of such principles and practices involves extensive judgment and is subject to changes in existing knowledge and technology and applicable statutory and regulatory provisions.

10.	We note in your independent third-party engineers’ review of your estimates of proved reserves, in their judgment they concluded that, “the results of those estimates and projections are, in the aggregate, reasonable.” The Society of Petroleum Engineers’ guidance specifies that “reasonable” agreement requires no aggregate difference larger than 10%. Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how you and your third party engineers addressed it.

Response

We have confirmed with Miller and Lents that there were no aggregate differences that exceeded 10%.

Schedule 14A

Proposal III, Stockholder Proposal, page 11

11.	We note your statement that “…the Pennsylvania Department of Environmental Protection […] ha[s] publicly stated, in response to media releases and internet claims, that they have not documented a single incident involving contamination of ground water attributed to hydraulic fracturing of deep gas formations nor any effects on water quantity.” Please provide the factual basis for, and the context of, this statement. In this regard, we note in the Form 10-Q for the period dated March 31, 2010 your disclosure of a Modified Consent Order with the Pennsylvania Department of Environmental Protection relating to natural gas contamination of 13 water wells in Susquehanna County, Pennsylvania that occurred prior to November 2009.

In addition, please provide us the consent order and modified consent order with the Pennsylvanian Department of Environmental Protection you entered into on or around November 4, 2009 and April 15, 2010, respectively.

Response

In a June 1, 2009 letter to Michael Paque, Executive Director of the Ground Water Protection Council (“GWPC”), Joseph J. Lee, Program Manager for Pennsylvania’s Ground Water Protection Program, Bureau of Watershed Management, Pennsylvania Department of Environmental Protection (“DEP”) stated:

After review of DEP’s complaint database and interviews with regional staff that investigate groundwater contamination related to oil and gas activities, no groundwater pollution or disruption of underground sources of drinking water has been attributed to hydraulic fracturing of deep gas formations. All investigated cases that have found pollution, which are less than 80 in over 15 years of records, have been primarily related to physical drilling through the aquifers, improper design or setting of upper and middle well casings, or operator negligence.

A copy of the letter is being furnished supplementally to the Staff with the hard copy of this response letter.

The GWPC is a non-profit association of state agencies responsible for environmental safeguards related to ground water. The members of the association consist of state ground water and underground injection control regulators. The GWPC provides a forum through which its state members work with federal scientists and regulators, environmental groups, industry, and other stakeholders to advance protection of ground water resources through development of policy and regulation that is based on sound science.

The June 1, 2009 DEP letter and letters from state regulators in Ohio, New Mexico, Alabama and Texas were cited by Scott Kell, President of the GWPC, in his June 4, 2009 testimony to the House Committee on Natural Resources, Subcommittee on Energy and Mineral Resources, of the U.S. Congress. Mr. Kell testified to the Subcommittee that media reports and websites alleging that six states have documented over one thousand incidents of ground water contamination resulting from hydraulic fracturing were untrue. A transcript of Mr. Kell’s testimony is being furnished supplementally to the Staff with the hard copy of this response letter.

As disclosed in Note 6 on page 10 of our Form 10-Q for the quarter ended March 31, 2010, we entered into a Consent Order, dated November 4, 2009, and a Modified Consent Order, dated April 15, 2010, with respect to separate, unrelated environmental issues in 2008 and 2009, including alleged natural gas contamination of 13 water wells in Susquehanna County, Pennsylvania. We note, however, that the natural gas contamination is alleged to have been the result of insufficient/improper casing and/or cementing of certain of our natural gas wells in the area and not as a result of hydraulic fracturing.

As requested, the Consent Order, dated November 4, 2009, and the Modified Consent Order, dated April 15, 2010, are being furnished supplementally to the Staff with the hard copy of this response letter.

*****

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Todd M. Roemer at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President, Chief Financial Officer and Treasurer

Cc:	Mr. Donald Delaney, United States Securities and Exchange Commission
Mr. Christopher White, United States Securities and Exchange Commission
Mr. Douglas Brown, United States Securities and Exchange Commission
Mr. Todd M. Roemer, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Chuck Chang, PricewaterhouseCoopers LLP